February 21, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Re:	Quartzsea Acquisition Corp
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 3, 2025
CIK No. 0002047455

Ladies and Gentlemen:

On behalf of our client, Quartzsea Acquisition Corporation (“Quartzsea”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 10, 2025, relating to Quartzsea’s Amendment No.1 to Registration Statement on Form S-1 filed February 3, 2025.

Quartzsea is filing via EDGAR Amendment No. 2 to Registration Statement on Form S-1, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Cover Page

1.	We note your response to prior comment 1. Please clarify the continued references to YCM CPA Inc. as your auditor on the cover page, which is inconsistent with the reference to CBIZ CPAs PC as your auditor.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure has been revised to address the Staff’s comment on the cover page and pages 6 and 59.

Initial Business Combination, page 9

2.	We note the revisions made in response to prior comment 6, including that additional funding may be required to fund obligations to redeem public shares in connection with the initial business combination. In light of disclosures elsewhere regarding redemptions from the trust, please explain this statement.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 10 has been revised to address the Staff’s comment.

Sponsor Information, page 11

3.	We note your response to prior comment 7 and we reissue it in part. The use of proceeds table on page 90 still reflects potential allocation of working capital to finder’s fees and consulting fees. We also note additional references to finder or other fees elsewhere in the prospectus. Please reconcile with disclosure on page 91 that finder’s fees, consulting fees or other similar compensation will not be paid.

Response: We acknowledge the Staff’s comment and advise the Staff that finder’s fees, consulting fees or other similar compensation will not be paid to existing insiders, any of the members of our management team, or special advisors or any entity with which they are affiliated (please see pages 91, 106, 117, 126, and 127) however we may pay professional firms or other individuals that specialize in business acquisitions on any formal basis, a finder’s fee, consulting fee, or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction (please see page 106). Therefore, the use of proceeds table on page 90 still reflects potential allocation of working capital to finder’s fees and consulting fees.

4.	We note your response to prior comment 8 and we reissue it in part. Please revise to specifically identify any persons who have an indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests, as required by Item 1603(a)(7) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 11, 31, and 82 have been revised to address the Staff’s comment.

5.	We reissue prior comment 9. Please revise the table identifying transfer restrictions on page 12 to also reflect the lock-up agreement with the underwriter, as required by Item 1603(a)(9) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosures on pages 13 and 14 have been revised to address the Staff’s comment.

Permitted Purchases of Public Shares By Our Affiliates, page 21

6.	We reissue prior comment 10. We note that you may purchase shares to effect the initial business combination and we note that, pursuant to the letter agreement, your sponsor, officers and directors have agreed to vote their shares in favor of the initial business combination. We also note the revised disclosure on page 23 that “the purpose of such purchases would be to (i) vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination.” Please reconcile with the disclosure on page 24 that such shares would not be voted in favor of the business combination and advise how such statement is consistent with your disclosure regarding the letter agreement, which requires such shares be voted in favor of the business combination.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosures on pages 23, 123, 129, 130, 131, and F-8 have been revised to address the Staff’s comment.

Conflicts of Interest, page 28

7.	We note your response to prior comment 11. On page 32, you state that your directors and officers “may have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present acquisition opportunities to such entity.” You then state that such opportunities shall be first presented to you. Then you state that your memorandum and articles of association provide that you renounce any interest or expectancy to participate in any potential transaction or matter which may be a corporate opportunity for an officer or director on one hand and you on the other. Please reconcile or advise.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosures on pages 28, 29, and 32, 75, 122, and 123 have been revised to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (312) 662-2913. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Cassi Olson, Esq.
Cassi Olson, Esq.

cc:	Qi Gong, Chief Executive Officer

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